AMERICAN ELECTRIC POWER COMPANY, INC.  AND SUBSIDIARY COMPANIES
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO.  26864
FOR THE QUARTER ENDED SEPTEMBER 30, 1998

1)   Aggregate Investment, for which there is recourse to AEP
     Co., Inc., in Exempt Wholesale Generators (EWG) and Foreign
     Utility Companies (FUCO)

EWG - None

FUCO - Total Investment       $463,536,000

Components of statement of aggregate investment in FUCO is filed under confidential treatment pursuant to Rule 104(b).

2)   Aggregate Investment as a Percentage of the Following Items

                            (in thousands)              %

Total Capitalization          $11,070,231*             4.2%
Net Utility Plant              11,656,276              4.0%
Total Assets                   17,476,247              2.7%
Market Value of Common Equity   9,339,547              5.0%

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)   Consolidated Capitalization Ratio

                            (in thousands)              %

Short-term Debt               $   535,408
Long-term Debt                  5,499,790*
  Total Debt                    6,035,198             54.5%

Preferred Stock                   173,862              1.6%

Common Stock                    1,302,178
Paid-in Capital                 1,832,744
Retained Earnings               1,726,249
  Total Common Equity           4,861,171             43.9%

Total Capitalization          $11,070,231            100.0%

* Includes Long-term Debt Due Within One Year.

AMERICAN ELECTRIC POWER COMPANY, INC.  AND SUBSIDIARY COMPANIES
               QUARTERLY REPORT PER REQUIREMENTS
           OF HOLDING COMPANY ACT RELEASE NO.  26864
             FOR THE QUARTER ENDED SEPTEMBER 30, 1998

4)   Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share               $48-13/16
Book Value per Share                         $25.41

Market-to-book Ratio of Common Stock           192.1%


5)   Analysis of Growth in Retained Earnings

Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).


6)   Statement of Revenues and Net Income for each EWG and FUCO

Statement of revenues and net income for the following FUCO's are filed under confidential treatment pursuant to Rule 104(b):

     Yorkshire Electricity Group plc
     Nanyang General Light Electric Co., Ltd.
     Pacific Hydro Ltd.